Exhibit 21.1

SUBSIDIARIES

Adept Technology, S.A.R.L., a French corporation

Adept Technology International Ltd., a California corporation

Adept Technology GmbH, a German corporation

Adept Technology Holdings, Inc., a Delaware corporation

Adept Technology Canada Holding Co., a Nova Scotia Canada corporation

Adept Technology Canada Co., a Nova Scotia Canada corporation

Adept MobileRobots LLC, a Delaware Limited Liability Company

Adept Technology (Shanghai) Co., Ltd.